SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
AND
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hunt Corporation
(Name of Subject Company (Issuer))

FAC Acquisition Corporation

FAC Holding Corporation
(Names of Filing Persons (Offerors))

COMMON SHARES, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

445591100
(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Van Billet
Vice President and Chief Financial Officer
FAC Holding Corporation
3000 Centre Square West
1500 Market Street
Philadelphia, Pennsylvania 19102
Telephone: (215) 563-2800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Carmen J. Romano Esq.
Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

$117,365,623	$23,474

*This	amount has previously been paid.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE 13D

CUSIP NO. 445591100		PAGE 2 OF 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FAC Acquisition Corporation IRS Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,411,803.242 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,411,803.242

CUSIP NO. 445591100		PAGE 3 OF 8

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,411,803.242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.7%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP NO. 445591100	Page 4 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FAC Holding Corporation IRS Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,411,803.242 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 8,411,803.242

CUSIP No. 445591100	Page 5 of 8

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,411,803.242

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.7%

14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement constitutes (a) Amendment No. 3 (the “Amendment”) to the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2002 by FAC Acquisition Corporation, a Pennsylvania corporation (“Purchaser”), and FAC Holding Corporation, a Pennsylvania corporation (“Parent”), relating to the Purchaser’s offer to purchase all of the outstanding common shares, par value $.10 per share (the “Shares”), of Hunt Corporation, a Pennsylvania corporation (the “Company”), at a purchase price of $12.50 per share, net to the seller in cash and (b) Amendment No. 3 to the Schedule 13D (as amended and supplemented, the “Schedule 13D”) originally filed with the SEC on November 20, 2002 by Parent and Purchaser. The terms and conditions of the offer are described in the Offer to Purchase, dated November 15, 2002 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 6 and 8.    Purposes of the Transaction and Plans or Proposals; Interest in Shares of the Subject Company.

Items 6 and 8 of the Statement are hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, New York City time, on Friday, December 13, 2002, and was not extended. Based on preliminary information provided by American Stock Transfer & Trust Company, the depositary for the Offer, approximately 8,411,803 Shares (including 208,057 Shares subject to guaranteed delivery), representing approximately 93% of the issued and outstanding Shares, were validly tendered pursuant to the Offer and not validly withdrawn. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Pursuant to the terms of the Merger Agreement, Parent intends, subject to the satisfaction of the requirements of the Pennsylvania Business Corporation Law (“PBCL”), to cause the merger of the Purchaser with and into the Company (the “Merger”) pursuant to a “short form” merger under the PBCL. Parent expects the Merger to be completed promptly. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company as treasury stock, or owned by Parent, the Purchaser or Parent’s other wholly owned subsidiaries, all of which will be cancelled and retired and will cease to exist and other than Shares that are held by shareholders, if any, who properly exercise their dissenters’ rights in accordance with Pennsylvania law) will be cancelled and converted into the right to receive $12.50, net to the Seller in cash, without interest thereon, payable to the holder of such Share. On December 16, 2002, Purchaser issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(D) and is incorporated by reference herein.

Item 12.    Exhibits.

Item 12 of the Statement is hereby amended and supplemented to include the following exhibit:

“(a)(5)(D) Press Release issued by Purchaser on December 16, 2002.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

FAC HOLDING CORPORATION

By:	/S/ VAN BILLET
Name: Van Billet
Title: Vice President and Chief Financial Officer

FAC ACQUISITION CORPORATION

By:	/S/ VAN BILLET
Name: Van Billet
Title: Vice President and Chief Financial Officer

Dated:  December 16, 2002

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EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*

(a)(5)(A)	Press Release issued on November 12, 2002, incorporated herein by reference to the Schedule TO-C, filed by FAC Holding Corporation on November 12, 2002.*

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on November 15, 2002.*

(a)(5)(C)	Press Release issued by FAC Holding Corporation on November 15, 2002.*

(a)(5)(D)	Press Release issued by Purchaser on December 16, 2002.

(b)(1)	Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to The Berwind Company LLC.*

(b)(2)	Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to Berwind Corporation.*

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and Hunt Corporation.*

(d)(2)	Tender and Voting Agreement, dated as November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain Shareholders.*

(d)(3)	Confidentiality Agreement, dated September 9, 2002, between Berwind Corporation and Hunt Corporation.*

(d)(4)	Joinder, dated December 3, 2002, by and among Parent, Purchaser and the Charitable Trust.*

(g)	Not applicable.

(h)	Not applicable.
*  Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

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